Exhibit 99.1

Fusion Fuel Announces Leadership Changes and Key Management Appointments to Support Next Phase of Strategic Growth

SABUGO, Portugal, June 05, 2023 (GLOBE NEWSWIRE) -- Fusion Fuel Green plc (NASDAQ: HTOO) today announced several senior leadership changes to sharpen its strategic focus and seek to unlock long-term growth and profitability. Frederico Figueira de Chaves, currently Co-Head and Chief Financial Officer, has been appointed Chief Executive Officer of the Company. In addition, Gavin Jones, currently Chief Accounting Officer, has been appointed interim Chief Financial Officer of the Company, succeeding Frederico. André Antunes, currently Chief Production Officer, has been promoted to Chief Operating Officer of the Company. Jaime Silva, currently Chief Technology Officer, will add the title of Head of Innovation, more accurately reflecting the responsibilities of the role and the strategic importance of continuous innovation for a company in the dynamic and fast-paced green hydrogen sector. Zachary Steele and Jason Baran will be stepping down from their roles of Co-Head and Chief Commercial Officer, respectively, as well as Co-Presidents of the Americas, to pursue other opportunities in the hydrogen and clean fuel sector. Messrs. Steele and Baran have committed to work with the Company to ensure a seamless transition of responsibilities.

Jeffrey Schwarz, the Company’s Chairman, commented on the changes: “Since being appointed Company Co-Head in the spring of 2022, Frederico has impressed the board with his leadership and tireless dedication to the task of building Fusion Fuel into a first-tier player in the green hydrogen industry. It is in recognition of those attributes that the board has unanimously approved this promotion. Collectively, we believe these changes will create a more effective operating and reporting structure, facilitating a seamless addition of HEVO-Chain to our product offerings, strengthening project execution and delivery, and ensuring the Company remains a leader in electrolyzer innovation. At Fusion Fuel, we remain committed to making the energy transition more accessible through the development of disruptive green hydrogen solutions and believe this rationalized leadership structure will unlock the next phase of our growth. Finally, I want to take this opportunity to thank Zach Steele and Jason Baran for their invaluable contributions to the Company and wish them luck in their future endeavors.”

Frederico Figueira de Chaves, newly appointed CEO, added: “I want to thank the board for the confidence it has placed in me and look forward to taking on this challenge. I am excited to have André alongside me as COO. Since joining the Company in the summer of 2021, André has proven himself to be a trusted and invaluable resource, whether in directing the renovation and operation of our Benavente production facility, overseeing our procurement and supply chain department, or leading the industrialization of our rapidly evolving HEVO technology, with our fourth-generation units planned for delivery later this year. I want to thank Gavin as he adds the role of interim CFO to his responsibilities as Chief Accounting Officer. Gavin has taken a financial and reporting structure that was right for Fusion Fuel’s prior life as a private Portuguese company and implemented changes appropriate for its status as a Nasdaq-listed multinational company. I also want to acknowledge Jaime in his new role of CTO and Head of Innovation. The HEVO-Chain is yet another brainchild of Jaime and we are counting on him to keep Fusion Fuel at the cutting edge of electrolyzer and green hydrogen technology. Lastly, I want to thank Zach and Jason for their leadership, passion, and dedication.”

Biographical Information on Key Appointments:

Frederico Figueira de Chaves has been with Fusion Fuel since its inception in 2020, most recently as Co-Head of Fusion Fuel´s Executive Committee as well as Group Chief Financial Officer and Director. He has been a shareholder and member of the Board of Directors of Fusion Welcome, S.A. since 2018 and is also a member of Key Family Holdings Investments, a minority shareholder of Fusion Fuel and Negordy S.A. Prior to joining Fusion Fuel, he held senior roles at UBS AG, including UBS Asset Management Head of Sales Management & Marketing, AM Head of Wealth Management Distribution, Chief of Staff to Asset Management CEO, Chief of Staff to UBS Group COO & Head of EMEA, among others. Frederico holds a master’s degree in economics from Edinburgh University.

Gavin Jones joined Fusion Fuel in 2021 in the role of Chief Accounting Officer. Prior to joining Fusion Fuel, he spent more than 13 years at KPMG in Ireland where he held multiple management positions, most recently as a Director in the Audit and Assurance Practice. Gavin is responsible for Group accounting and oversees the development of our new office in Ireland. He holds a bachelor’s degree in accounting and human Resource Management from the National College of Ireland and is a member of the Institute of Chartered Accountants in Ireland (ACA).

André Antunes joined Fusion Fuel in 2021 in the role of Chief Production Officer. Prior to joining Fusion Fuel, André was the Operations Manager in a Unilever Factory in Portugal. He also held roles in increasing responsibility at Tabaqueira, S.A., a Philip Morris International affiliate. André holds a degree in Industrial Engineering and Management in University of Aveiro, a Post-Graduation in Management in New University of Lisbon and a Lean Six Sigma Black Belt degree from Lean Six Sigma Company.

Jaime Silva has been with Fusion Fuel since its inception in 2020, most recently as Chief Technology Officer, as well as Director as well as member of the Executive Committee. Jaime co-founded Fusion Welcome, S.A. and has served as Chief Technology Officer and executive officer of each of Fusion Welcome, S.A., Fusion Fuel and MagP Inovação, S.A. since 2015. Prior to founding Fusion Welcome, S.A., Mr. Silva co-founded MagPower - Soluções de Energia S.A., a CPV solar company, and served as its Chief Technology Officer from inception in 2007 through 2014. He was also founder and CEO of Margina - Industria Metalomecânica S.A., a metallurgic company, and founder and CEO of Imediata - Comunicações e Multimédia S.A., a multimedia kiosk technological company. Mr. Silva holds a master’s degree in management and a master’s degree in telecommunications each from the University of Porto, and a degree in Electrical Engineering from the University of Porto.

About Fusion Fuel Green plc

Fusion Fuel is an emerging leader in the green hydrogen sector committed to accelerating the energy transition through the development of disruptive, clean hydrogen solutions. Fusion Fuel’s patented miniaturized Proton Exchange Membrane (PEM) electrolyzer, the HEVO, and building-block approach to green hydrogen production, unlock unprecedented modularity and flexibility in the design and deployment of cost-competitive, decentralized green hydrogen solutions. Its business lines include the sale of its electrolyzer technology to customers interested in building their own green hydrogen production, the development of turnkey hydrogen plants to be owned and operated by Fusion Fuel, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements. For more information, please visit https://www.fusion-fuel.eu

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that Fusion Fuel believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements are subject to risks (including those set forth in Fusion Fuel’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on May 16, 2023) and uncertainties which could cause actual results to differ from the forward-looking statements. Any forward-looking statement made by Fusion Fuel herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for Fusion Fuel to predict all of them. Fusion Fuel undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
Ben Schwarz
ir@fusion-fuel.eu

Media Relations Contact
Robert Collins
fusionfuel@gatewayir.com